Exhibit 4.20

CONSULTING SERVICE AGREEMENT

This Consulting Service Agreement (this “Agreement”) is entered into as of June 28, 2019 in Beijing, China, by and between:

Party A: Rise (Tianjin) Education Information Consulting Co., Ltd., a limited liability company duly organized and existing under the laws of People’s Republic of China (“PRC”), whose mailing address is at Room C209, C210, C213, C214, C217 and C218, 2/F, Building 1, No.8 Huanhe West Road, Airport Economic Zone, Tianjin, PRC (“Service Provider”).

Party B: Beijing Step Ahead Education Technology Development Co., Ltd., a limited liability company duly organized and existing under the laws of PRC, whose mailing address is at No. C01-1, 4/F, 42 Beiyuan Road, Chaoyang District, Beijing, PRC (“Service Recipient”).

Service Recipient and Service Provider are collectively referred to as the “Parties” and each as a “Party”.

Whereas:

1.

Service Provider is a company focusing on the development and application of interactive teaching methods, capable of providing valuable and sophisticated educational service solutions to educational institutions and teachers, in order to help students make progress in their studies in reading, languages, arts, mathematics, social studies and science;

2.

Service Recipient, as a company with adequate financial and other resources in the field of English teaching and training for children, wishes to receive consulting and supporting services in the field of interactive education solutions, and Service Provider wishes to provide such services in accordance with the terms and conditions of this Agreement;

3.

Service Recipient will enter into franchise agreements with third-party cooperative learning centers (“Cooperative Learning Centers”) to license the Cooperative Learning Centers to use the “Rise” brand and relevant intellectual properties, and provide teaching plan system services, continuous research services in respect of intangible assets and other services, and hereby collects franchise fee (“Franchise Fee”) from Cooperative Learning Centers.

NOW, THEREFORE, through friendly consultations, the Parties hereby agree as follows:

1.	Scope of Services

Service Provider shall provide the following services (the “Services”) to Service Recipient in accordance with the terms and conditions of this Agreement during the term of this Agreement:

•	formulating the targets and annual plans for Service Recipient on the development of teaching plans (courseware);

•	reviewing the specific development plans and budgets of the academic department of Service Recipient;

•	reviewing and confirming the results of courseware development of Service Recipient; and

•	decision-making with respect to the roll-out of newly-developed teaching plans and courseware, etc.

2.	Service Fee

Service Recipient shall pay to Service Provider service fees (“Service Fee”) (inclusive of all applicable taxes) for the Services on a quarterly basis. Service Fee, as part of the Franchise Fee, shall amount to four percent (4%) of the tuition fees collected by Cooperative Learning Centers from their students.

3.	Intellectual Property

All the rights, ownership and interests of intellectual properties created or derived from the process of the performance of this Agreement, including but not limited to, copyrights, patents, patent applications, trademarks, trademark applications, software, know-how, technology data and commercial secrets, regardless of whether being developed or created by Service Provider and/or Service Recipient, shall be exclusively and solely owned by Service Provider.

4.	Representations and Warranties

4.1	Service Provider hereby represents and warrants to Service Recipient as follows:

4.1.1	Service Provider is a limited liability company duly organized and existing under the laws of the PRC.

4.1.2

Service Provider has legal rights to execute and perform this Agreement. The execution and performance of this Agreement by Service Provider does not contravene the articles of association or other constitutional documents of Service Provider. Service Provider has obtained all necessary and appropriate approvals and authorizations to execute and perform this Agreement.

4.1.3

The execution and performance of this Agreement by Service Provider will not violate any provisions of laws and regulations, governmental approvals, authorizations, notifications, or any other regulatory documents binding or affecting Service Provider, and will not violate any of its agreements with, or commitments to, any third party.

4.1.4	This Agreement constitutes legal, valid and enforceable obligations of Service Provider.

4.2	Service Recipient hereby represents and warrants to Service Provider as follows:

4.2.1 Service Recipient is a limited liability company duly organized and existing under the laws of the PRC.

4.2.2

Service Recipient has legal rights to execute and perform this Agreement. The execution and performance of this Agreement by Service Recipient does not contravene the articles of association or other constitutional documents of Service Recipient. Service Recipient has obtained all necessary and appropriate approvals and authorizations to execute and perform this Agreement.

4.2.3

The execution and performance of this Agreement by Service Recipient will not violate any provisions of laws and regulations, governmental approvals, authorizations, notifications, or any other regulatory documents binding or affecting Service Recipient, and will not violate any of its agreements with, or commitments to, any third party.

4.2.4	This Agreement constitutes legal, valid and enforceable obligations of Service Recipient.

5.	Confidentiality

The Parties covenant and confirm that any verbal or written communications relating to this Agreement between the Parties shall be confidential information. Neither Party may disclose any confidential information of the other Party without prior written consent from the other Party, except that: (a) relevant information has been made public (not as a result of any fault or disclosure by the information recipient);(b) such disclosure is required under applicable laws or regulations or rules of securities regulators; or (c) information relating to the transactions under this Agreement is disclosed to the legal or financial advisers of either Party who are bound by the confidentiality obligations similar to the obligations under this provision. Any employees of one Party disclosing any confidential information shall be deemed as the Party disclosing confidential information and such Party shall be liable therefor under this Agreement. This clause shall survive the termination of this Agreement.

6.	Effectiveness and Term of this Agreement

This Agreement shall be executed and effective as of the date set forth above in this Agreement. The term of this Agreement shall be five (5) years. This Agreement shall be renewed automatically for another five years upon expiration unless a Party notifies in writing the other Party of the termination within thirty (30) days prior to the expiration. This Agreement may be terminated in advance through friendly consultations by the Parties.

7.	Indemnification

Service Recipient shall indemnify Service Provider for any liability arising from services provided by Service Provider in accordance with this Agreement or upon the requests of Service Recipient, including but not limited to, any damages or losses arising out of any litigation, accusation, arbitration or petition instituted by any third party, or, any administration investigation or penalty or sanction. Notwithstanding the foregoing, Service Recipient shall not indemnify Service Provider for any damages or losses resulting from Service Provider’s willful misconduct or gross negligence.

8.	Governing Law and Dispute Resolution

8.1.	The conclusion, effectiveness, interpretation, performance, modification and termination of this Agreement and resolution of disputes under this Agreement shall be governed by PRC laws.

8.2.

The Parties shall seek to resolve all the disputes arising from or in connection with this Agreement through friendly consultation. In the event that any dispute cannot be resolved through such consultation within 30 days upon the notification given by one Party to the other Party requesting such consultation, such dispute shall be submitted to the China International Economic and Trade Arbitration Commission, Beijing Headquarters (“CIETAC”) for arbitration. The arbitration proceedings shall be conducted in Beijing in Chinese pursuant to CIETAC’s then effective arbitration rules. The arbitration tribunal shall consist of three arbitrators. The applicant, on one hand, and the respondent, on the other hand, shall each designate an arbitrator, and the Parties shall jointly designate the third arbitrator. The arbitral award shall be final and binding upon the Parties.

8.3.

During the period when a dispute persists, the Parties shall continue to exercise the rights and perform the obligations under this Agreement, except for those rights or obligations directly relating to the dispute.

9.	Payment

Unless otherwise expressly stated, each payment to be made by Service Recipient to Service Provider under this Agreement shall be made in Renminbi. Service Recipient shall transfer the relevant amount into the relevant account in immediately available funds on the date on which the payment is due.

Service Recipient may make payments under this Agreement to such other account as Service Provider shall, not less than three (3) business days before the date on which the payment is due, have specified by giving notice to Service Recipient for the purpose of that payment.

10.	Notice

Any notices, claims, certificates, requests, requirements and all other communications permitted or required to be given under this Agreement shall be in writing and delivered to the other Party by hand delivery, facsimile, or regular courier with postage prepaid. A notice, claim, certificate, request, requirement or any other communication permitted or required to be given under this Agreement shall be deemed as properly given or made (i) when delivered, if hand delivered, (ii) when the transmission confirmation is received, if sent by facsimile, and (iii) on the fifth day after the dispatch of the courier, if sent by regular courier with postage prepaid.

11. Miscellaneous

11.1	Neither Party has the right to assign any of its rights, obligations and/or liabilities arising from this Agreement to any third party without prior written consent of the other Party.

11.2

The conclusion and the performance of this Agreement shall not be deemed as the relationship of joint venture or partnership between the Parties or cause one Party to be liable for the other Party’s action or omission, or cause one Party to become the agent for the other Party. Neither Party has the right to represent the other Party as its agent, or act in the name of the other Party, or bind the other Party through other methods beyond this Agreement.

11.3

If any provision of this Agreement is held invalid or unenforceable, then such provision shall (so far as it is invalid or unenforceable) be given no effect and shall be deemed not to be included in this Agreement without invalidating any of the remaining provisions of this Agreement. The Parties shall then use all reasonable endeavors to replace the invalid or unenforceable provisions by a valid and enforceable substitute provision, the effect of which is as close as possible to the intended effect of the invalid or unenforceable provision.

11.4	Notwithstanding anything contained herein, this Agreement shall not be amended or modified unless agreed by both Parties in writing.

11.5	This Agreement is written in Chinese and executed in two (2) original copies and each Party shall hold one original copy. Both original copies shall have the same legal effect.

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IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed as of the date first above written.

Rise (Tianjin) Education Information Consulting Co., Ltd.

(Corporate Seal)

By:

Name: SUN Yiding
Title: Person in Charge

Beijing Step Ahead Education Technology Development Co., Ltd.

(Corporate Seal)

By:

Name: SUN Yiding
Title: Legal Representative